[Letterhead of Bracewell & Giuliani LLP]
June 3, 2010
By EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Julie Sherman
Re:	Response to Comment Letter: Hill-Rom Holdings, Inc.
Ladies and Gentlemen:
We refer to the letter dated May 20, 2010 from the staff of the Division of Corporation Finance commenting upon the Form 10-K for the fiscal year ended September 30, 2009 filed under the Securities Exchange Act of 1934 by Hill-Rom Holdings, Inc. We hereby advise you that Hill-Rom expects to respond in writing to its comment letter by Wednesday, June 30, 2010.
Please contact the undersigned at 713-221-3309 if you have any questions regarding this matter.

Very truly yours, Bracewell & Giuliani LLP
/s/ Charles H. Still, Jr.
Charles H. Still, Jr.